SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1.1	Circular in relation to renewal of continuing connected transactions and revision of 2015 annual cap, dated October 9, 2015.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

2

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 9, 2015	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	President and Chief Operating Officer

4

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser(s) or other transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of the Company’s securities in the United States will be made only by means of a prospectus relating to such securities.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND

REVISION OF 2015 ANNUAL CAP

Independent Financial Adviser to the Independent Board Committee

and the Independent Shareholders

A letter from the Board is set out on pages 5 to 14 of this circular. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 15 to 16 of this circular. A letter from ABCI Capital Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 17 to 30 of this circular.

A notice dated 9 October 2015 convening an extraordinary general meeting of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on 27 November 2015 at 10 a.m. is set out on pages 34 to 35 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

9 October 2015

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following terms and expressions have the following meaning:

“Agreements”	the Ancillary Telecommunications Services Framework Agreement and the Engineering Framework Agreement

“Ancillary Telecommunications Services Framework Agreement”	the Ancillary Telecommunications Services Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015 with expiration on 31 December 2018

“Annual Caps”	the maximum aggregate annual values

“associate(s)”	has the meaning ascribed thereto in the Listing Rules

“Board”	the board of Directors of the Company

“Business Day”	any day on which commercial banks in Beijing, China are open for corporate business

“China” or “PRC”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan)

“China Telecommunications Corporation”	China Telecommunications Corporation , a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the pro vision of telecommunications services in the PRC, the provision of specialised telecommunication support services and other businesses

“Company”	China Telecom Corporation Limited , a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes basic telecommunications businesses such as the provision of fixed telecommunications services and mobile telecommunications services, and value-added telecommunications businesses such as Internet connection services business and information service business

DEFINITIONS

“connected person”	has the meaning ascribed to it in the Listing Rules

“Continuing Connected Transactions”	the continuing connected transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“controlling shareholder”	has the meaning ascribed to it in the Listing Rules

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened on 27 November 2015, the notice of which is set out in this circular, or any adjournment thereof

“Engineering Framework Agreement”	the Engineering Framework Agreement between the Company and China Telecommunications Corporation, as amended by its supplemental agreements from time to time and as renewed on 23 September 2015 with expiration on 31 December 2018

“Group”	the Company, together with all of its subsidiaries

“H Shares”	the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong. For reference only, the amounts in Hong Kong Dollars set out in this circular are translated from Renminbi at HK$1.00 = RMB0.8222. Such translation should not be construed as representations that the amounts in one currency actually represent, or could be converted into, the amounts in another currency at the rate indicated, or at all

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent board committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming, formed to advise the Independent Shareholders in respect of, amongst others, the Revised 2015 Annual Cap and the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

DEFINITIONS

“Independent Financial Adviser” or “ABCI”	ABCI Capital Limited, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of, amongst others, the Revised 2015 Annual Cap and the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

“Independent Shareholders”	shareholders of the Company other than China Telecommunications Corporation and its associates

“Independent Third Party”	an entity which is independent of and not connected to the Company or its connected persons, and which is not a connected person of the Company

“Latest Practicable Date”	6 October 2015, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Renewed Annual Caps”	the renewed Annual Caps for the Continuing Connected Transactions contemplated under the Agreements for the three years ending 31 December 2016, 2017 and 2018

“Revised 2015 Annual Cap”	the adjusted Annual Cap for the Continuing Connected Transaction contemplated under the Engineering Framework Agreement for the year ending 31 December 2015

“RMB”	Renminbi, the lawful currency of the PRC

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

DEFINITIONS

FORWARD-LOOKING STATEMENTS

Certain statements contained in this circular may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

LETTER FROM THE BOARD

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

Executive Directors:	Registered office:
Yang Jie	31 Jinrong Street
Zhang Jiping	Xicheng District
Yang Xiaowei	Beijing 100033, PRC
Sun Kangmin
Ke Ruiwen	Place of business in Hong Kong:
38th Floor
Non-executive Director:	Dah Sing Financial Centre
Zhu Wei	108 Gloucester Road
Wanchai, Hong Kong

Independent Non-executive Directors:
Tse Hau Yin, Aloysius
Cha May Lung, Laura
Xu Erming
Wang Hsuehming

9 October 2015

To the Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND

REVISION OF 2015 ANNUAL CAP

INTRODUCTION

We refer to the announcement of the Company dated 23 September 2015, in which the Board announced that the Company and China Telecommunications Corporation have entered into supplemental agreements on 23 September 2015 and renewed the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018, subject to the requisite approval of the Independent Shareholders being obtained. The pricing terms of the Agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the Agreements. The pricing terms of the Agreements are set out in this letter.

LETTER FROM THE BOARD

The Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2015 under their current terms.

The Company has also decided to increase the Annual Cap for the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015 from RMB16,000 million (equivalent to approximately HKD19,460 million) to RMB20,000 million (equivalent to approximately HKD24,325 million), subject to the requisite approval of the Independent Shareholders being obtained. All terms and conditions of the Engineering Framework Agreement shall remain unchanged and valid until 31 December 2015.

As China Telecommunications Corporation is the controlling shareholder of the Company, the transactions contemplated under each of the Agreements constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2016, 2017 and 2018, are expected to exceed the 5% threshold under Rule 14A.76(2) of the Listing Rules, such Continuing Connected Transactions will be subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Revised 2015 Annual Cap for the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015, calculated on an annual basis, are expected to exceed the 5% threshold under Rule 14A.76(2) of the Listing Rules, the Revised 2015 Annual Cap is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of the Revised 2015 Annual Cap and the renewal of the Continuing Connected Transactions. ABCI has also been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the Revised 2015 Annual Cap and the renewal of the Continuing Connected Transactions.

The purpose of this circular is to provide you with information regarding the resolutions to be approved at the EGM, including, among other things, further particulars of:

(i)	details of the renewal of the Continuing Connected Transactions;

(ii)	details of the Revised 2015 Annual Cap;

(iii)	the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders;

(iv)	the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and

(v)	the notice of the EGM to consider and, if thought fit, to approve the resolutions relating to the Revised 2015 Annual Cap and the renewal of the Continuing Connected Transactions and other matters.

LETTER FROM THE BOARD

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

On 23 September 2015 the Board approved, among other things, (i) the continuing connected transactions contemplated under the Engineering Framework Agreement and the Annual Caps applicable thereto; (ii) the Revised 2015 Annual Cap; and (iii) the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement and the Annual Caps applicable thereto.

Engineering Framework Agreement

The Engineering Framework Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation entered into a supplemental agreement on 23 September 2015 and renewed the Engineering Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Engineering Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Engineering Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

Pursuant to the Engineering Framework Agreement as amended by the supplemental agreement dated 23 September 2015, China Telecommunications Corporation and/or its associates through bids provide to the Group services such as construction, design, equipment installation and testing and/or engineering project supervision services. The charges payable for such engineering services shall be determined by reference to market rates. Market rates shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference. The charges payable for the design or supervision of engineering projects with a value of over RMB500,000 (equivalent to approximately HK$608,125) or engineering construction projects with a value of over RMB2 million (equivalent to approximately HK$2,432,498) shall be the tender award price, which is determined in accordance with the relevant tender procedure of the Group and the relevant laws and regulations in the PRC, including the Bidding Law of the PRC and the Regulations on the Implementation of the Bidding Law of the PRC. The Group shall solicit at least three tenderers for the tender process.

The Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favourable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

Ancillary Telecommunications Services Framework Agreement

The Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2015. The Company and China Telecommunications Corporation have entered into a supplemental agreement on 23 September 2015 and renewed the Ancillary Telecommunications Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018. No later than 30 days prior to the expiry of the Ancillary Telecommunications Services Framework Agreement, the Company is entitled to serve a written notice to China Telecommunications Corporation to renew the Ancillary Telecommunications Services Framework Agreement, and the parties shall consult and decide on matters relating to such renewal.

LETTER FROM THE BOARD

Pursuant to the Ancillary Telecommunications Services Framework Agreement as amended by the supplemental agreement dated 23 September 2015, China Telecommunications Corporation and/or its associates provide the Group with repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services. The charges payable for the services under the Ancillary Telecommunications Services Framework Agreement are calculated on the following basis:

(1)	market prices, which shall mean the prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(2)	where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, reasonable profit margin is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the relevant reasonable profit margin, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference.

Reasons for and Benefits of the Transactions Contemplated under the Agreements

The historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to third parties, China Telecommunications Corporation and/or its associates can more aptly ensure that high quality service is provided at a competitive price, thus lowering service costs. The Group will receive high quality service and can effectively lower its operational expenses.

Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more able to meet the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have, for a long time, set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

LETTER FROM THE BOARD

REVISION OF 2015 ANNUAL CAP FOR THE ENGINEERING FRAMEWORK AGREEMENT

For the two years ended 31 December 2013 and 2014, the Annual Caps for the transactions contemplated under the Engineering Framework Agreement were RMB16,000 million and RMB16,000 million, respectively (equivalent to approximately HKD19,460 million and HKD19,460 million, respectively). For the year ending 31 December 2015, the Annual Cap for the transactions contemplated under the Engineering Framework Agreement was set at RMB16,000 million (equivalent to approximately HKD19,460 million).

The Company has decided to increase the Annual Cap for the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015 to RMB20,000 million (equivalent to approximately HKD24,325 million), subject to the requisite approval of the Independent Shareholders being obtained. All terms and conditions of the Engineering Framework Agreement shall remain unchanged and valid until 31 December 2015.

The increase in Annual Cap for the year ending 31 December 2015 in relation to the Engineering Framework Agreement is mainly attributable to the following reasons:

(1)	The Group’s rapid increase in capital expenditure leads to an expected accompanying growth in engineering projects. In the first half of 2015, the Group’s capital expenditure amounted to RMB36.7 billion, representing an increase of 58.8% over the same period in 2014. The Group estimates that its capital expenditure for 2015 will be approximately RMB107.8 billion, representing an increase of RMB30.9 billion and growth of 40.2% when compared to 2014.

(2)	The optimisation of the Company’s investment structure leads to a rapid development of the 4G and wireline broadband network, which in turn leads to a rapid growth in the amount of connected transactions relating to engineering design, construction and supervision services between China Telecommunications Corporation and the Company in 2015. To actively promote the development of its 4G business in 2015, the Company invested RMB30.2 billion in the 4G and wireline broadband network engineering projects in the first half of 2015, accounting for 82% of the amount of total investment of the Company over that period. The Company estimates that the amount of its investment in the 4G and wireline broadband network engineering projects will continuously increase throughout the second half of 2015, and therefore the expected total amount of such investment in 2015 will be substantially higher than that in 2014.

(3)	Inflation and the increase in labour costs have driven an increase in the overall cost of engineering design, construction and supervision services provided under the Engineering Framework Agreement. In the first eight months of 2015, the consumer price index (CPI) in China has increased by 2.0% over the same period of last year.

LETTER FROM THE BOARD

For the year ended 31 December 2014, the a mount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement was approximately RMB15,478 million (equivalent to approximately HKD18,825 million). From 1 January 2015 to 30 June 2015, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement was approximately RMB7,830 million (equivalent to approximately HKD9,523 million). From 1 January 2015 to the Latest Practicable Date, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement has not exceeded the pre-determined Annual Cap.

When determining the above Revised 2015 Annual Cap, the Board has considered: (i) the historical amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement for the year of 2014 and for the period from 1 January 2015 to 30 June 2015; (ii) the existing business scale and operations of the Company together with the latest business plans for the year ending 31 December 2015; and (iii) the expected solid development of its services.

As far as the Directors are aware, the Annual Cap of the Engineering Framework Agreement for the year ending 31 December 2015 has not been exceeded as at the Latest Practicable Date. Based on the actual circumstances relating to the capital expenditure and management of engineering projects of the Company and other currently available information, the Directors estimate that the amount incurred under the Engineering Framework Agreement from 1 January 2015 to the date of EGM will not exceed the pre-determined 2015 Annual Cap.

THE RENEWED ANNUAL CAPS

Under Rule 14A.53 and 14A.68(4) of the Listing Rules, in respect of a continuing connected transaction which is not fully exempted, a cap must be set and disclosed. The historical amounts, the Annual Caps or the Revised 2015 Annual Cap (as the case may be) for the year ending 31 December 2015 and the Renewed Annual Caps for the three years ending 31 December 2016, 2017 and 2018 for each of the transactions contemplated under the Agreements are set out below:

Agreements	Audited historical amount for the year ended 31 December 2013	Audited historical amount for the year ended 31 December 2014	Unaudited historical amount for the period from 1 January to 30 June 2015	Annual Caps for the year ending 31 December 2015	Revised 2015 Annual Cap for the year ending 31 December 2015	Renewed Annual Caps for the year ending 31 December 2016	Renewed Annual Caps for the year ending 31 December 2017	Renewed Annual Caps for the year ending 31 December 2018

Engineering Framework Agreement	RMB14,543 million (equivalent to HKD17,688 million)	RMB15,478 million (equivalent to HKD18,825 million)	RMB7,830 million (equivalent to HKD9,523 million)	RMB16,000 million (equivalent to HKD19,460 million)	RMB20,000 million (equivalent to HKD24,325 million)	RMB20,000 million (equivalent to HKD24,325 million)	RMB19,500 million (equivalent to HKD23,717 million)	RMB19,500 million (equivalent to HKD23,717 million)

Ancillary Telecommunications Services Framework Agreement	RMB11,208 million (equivalent to HKD13,632 million)	RMB11,549 million (equivalent to HKD14,046 million)	RMB5,556 million (equivalent to HKD6,757 million)	RMB16,000 million (equivalent to HKD19,460 million)	Not applicable	RMB16,000 million (equivalent to HKD19,460 million)	RMB16,500 million (equivalent to HKD20,068 million)	RMB17,000 million (equivalent to HKD20,676 million)

LETTER FROM THE BOARD

As far as the Directors are aware, none of the Annual Caps of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the year ending 31 December 2015 has been exceeded as at the Latest Practicable Date. Each of the Annual Caps of the Agreements for the three years ending 31 December 2016, 2017 and 2018 have been determined by reference to the nature of the transactions contemplated under the respective Agreements, the existing scale and operations of the Company’s business, the business plan of the Company and the inflationary pressures for the three years ending 31 December 2016, 2017 and 2018.

The decrease in the Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the Engineering Framework Agreement is mainly attributable to the close correlation between engineering design, construction and supervision services and the scale of the capital expenditure and the investment structure of the Company. It is currently anticipated that the overall capital expenditure of the Company will remain stable and will gradually decline over the next two to three years. As a result, the Annual Cap will also decline by a certain degree.

The increase in the Annual Caps for the three years ending 31 December 2016, 2017 and 2018 in relation to the Ancillary Telecommunications Services Framework Agreement is mainly attributable to the anticipated gradual increase in ancillary telecommunications services, particularly channel services, network repair and maintenance services and equipment installation services as a result of the expansion of the scale of the Company’s operations along with the further expansion of the Company’s network scale.

The consideration under each of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will be satisfied in cash and no payment will be made on a deferred basis.

INTERNAL CONTROL

The Company has formulated and strictly implemented various systems including the Administrative Measures of Connected Transactions of China Telecom Corporation Limited, the Working Guidance of Connected Transactions of China Telecom Corporation Limited and the Internal Control Manual of China Telecom Corporation Limited to ensure that connected transactions are entered into in accordance with pricing mechanisms and transactions models that are fair and reasonable and are in the interests of the Company and the shareholders as a whole.

The relevant business departments and connected persons negotiate the pricing terms of the continuing connected transactions. These pricing terms shall be determined in accordance with the pricing policies principles as set out in the agreements of continuing connected transactions, which should be fair and reasonable and subject to the review of the finance department.

The legal department regularly analyses and oversees the execution of connected transactions to ensure that they are implemented in accordance with the connected transactions agreements. The finance department initiates the daily management of connected transactions, including cooperating with the relevant business departments for account reconciliation with connected parties, regularly analysing the implementation of connected transactions together with business departments and performing supervisory examination. The finance department regularly reports the status of the implementation of connected transactions to the Audit Committee. The audit department incorporates connected transactions into the scope of annual internal control assessment and reports the results to the management.

LETTER FROM THE BOARD

The auditors of the Company review the respective continuing connected transactions of the Company and confirm to the Board that the transactions have been received the approval by the Board on an annual basis; the transactions have been entered into in accordance with the pricing policies as set out in the relevant agreements governing such transactions; and the transactions have been performed in accordance with the terms of the relevant agreements governing such transactions. Meanwhile, the auditors of the Company confirm that the annual caps applicable to the respective continuing connected transactions entered into between the Company and its connected persons have not been exceeded.

The independent non-executive Directors of the Company conduct annual review on the continuing connected transactions and confirm that the transactions are on normal commercial terms or better; or if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than those available to or (if applicable) from independent third parties; and have been entered into in accordance with the relevant terms that are fair and reasonable and in the overall interests of the shareholders of the Company as a whole.

The Board oversees the Company’s risk management and internal control systems, including the internal control systems of connected transactions on an ongoing basis and the Board, through the Audit Committee, conducts an annual review of the internal control system of the Company for each financial year. After receiving the reports from the Internal Audit Department and the confirmation from the management to the Board on the effectiveness of these systems, the Board confirms that the Company’s internal control system is solid, well-established, effective and sufficient.

LISTING RULES IMPLICATIONS

The Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement were entered into between the Company and China Telecommunications Corporation. As China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Revised 2015 Annual Cap for the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015, calculated on an annual basis, are expected to exceed the 5% threshold under Rule 14A.76(2) of the Listing Rules, the Revised 2015 Annual Cap is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2016, 2017 and 2018, are expected to exceed the 5% threshold under Rule 14A.76(2) of the Listing Rules, such continuing connected transactions will be subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

Details of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will be disclosed in the Company’s next published annual report and accounts, as required under Rules 14A.71 and 14A.72 of the Listing Rules.

RECOMMENDATION

The Independent Board Committee, comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming, has been formed to advise the Independent Shareholders in respect of the Continuing Connected Transactions. A letter from the Independent Board Committee containing its recommendation to the Independent Shareholders is set out on pages 15 to 16 of this circular.

The Company has appointed ABCI to advise the Independent Board Committee and the Independent Shareholders in respect of the Revised 2015 Annual Cap and the renewal of the Continuing Connected Transactions. A letter from ABCI containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 17 to 30 of this circular.

The Board has passed resolutions to approve, amongst others, the Revised 2015 Annual Cap and the renewal of the Continuing Connected Transactions. Save for Mr. Yang Jie, who also serves as a director of China Telecommunications Corporation and has therefore voluntarily abstained from voting on, the relevant board resolutions in respect of amongst others, the renewal of the Agreements, none of the Directors had a material interest in the transactions contemplated under the Agreements and no Director was required to abstain from voting on the relevant board resolutions to approve the revision of Annual Caps and the renewal of the Agreements.

The Board (excluding the members of the Independent Board Committee, the opinion of which, after taking into account of the advice from the Independent Financial Adviser, is included in the section headed “Letter from the Independent Board Committee” in this circular) is of the view that the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement as amended by their respective supplemental agreements, and the transactions contemplated thereunder have been entered into in the ordinary and usual course of business of the Group, that they are on normal commercial terms or better, that they have been implemented in accordance with the terms contained therein, and that the terms, as well as the Renewed Annual Caps applicable thereto and the Revised 2015 Annual Cap, are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

Accordingly, the Board recommends the Shareholders to vote in favour of the ordinary resolutions at the EGM in respect of, amongst others, the Revised 2015 Annual Cap and the renewal of the Continuing Connected Transactions.

LETTER FROM THE BOARD

EXTRAORDINARY GENERAL MEETING

A notice convening the EGM is set out on pages 34 to 35 of this circular. The relevant forms of proxy and attendance slip are enclosed. Shareholders who intend to attend the EGM are required to return the attendance slip to the Company on or before 6 November 2015.

Pursuant to Rule 14A.36 of the Listing Rules, any Shareholder with a material interest in the relevant continuing connected transactions is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions in respect of the Revised 2015 Annual Cap and the renewal of the Continuing Connected Transactions at the EGM.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to (for holders of domestic shares of the Company) the Company’s office of the General Affairs Office, 31 Jinrong Street, Xicheng District, Beijing 100033, PRC or (for holders of H shares) Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 24 hours before the time designated for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

ADDITIONAL INFORMATION

Shareholders’ attention is drawn to the notice of the EGM set out on pages 34 to 35 of this circular and the additional information set out in the appendices to this circular.

By Order of the Board,
China Telecom Corporation Limited
Yung Shun Loy, Jacky
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

9 October 2015

To the Independent Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND

REVISION OF 2015 ANNUAL CAP

We refer to the circular (the “Circular”) dated 9 October 2015 issued by the Company to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

On 23 September 2015, the Board announced that the Company and China Telecommunications Corporation have entered into supplemental agreements on 23 September 2015 and renewed the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018, subject to the requisite approval of the Independent Shareholders being obtained. The pricing terms of the Agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the Agreements.

In addition, the Board announced that the Company has decided to increase the Annual Cap for the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015 from RMB16,000 million (equivalent to approximately HKD19,460 million) to RMB20,000 million (equivalent to approximately HKD24,325 million), subject to the requisite approval of the Independent Shareholders being obtained. All terms and conditions of the Engineering Framework Agreement shall remain unchanged and valid until 31 December 2015.

The Independent Board Committee was formed in order to make a recommendation to the Independent Shareholders as to, in its view, whether the terms of and the Renewed Annual Caps for each of the Continuing Connected Transactions and the Revised 2015 Annual Cap are fair and reasonable so far as the Independent Shareholders are concerned, and whether the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole.

ABCI Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the terms of and the Renewed Annual Caps for the Continuing Connected Transactions and the Revised 2015 Annual Cap.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The terms of, and the reasons for entering into the Continuing Connected Transactions, and the Renewed Annual Caps thereto as well as the Revised 2015 Annual Cap, are set out in the Letter from the Board on pages 5 to 14 of the Circular.

As your Independent Board Committee, we have discussed with the management of the Company the reasons for entering into the Continuing Connected Transactions and the basis upon which their terms as well as the Renewed Annual Caps and the Revised 2015 Annual Cap have been determined.

We have also considered the key factors taken into account by the Independent Financial Adviser in arriving at its opinion regarding the renewal of the Continuing Connected Transactions and the Revised 2015 Annual Cap, as set out in the letter from the Independent Financial Adviser on pages 17 to 30 of the Circular, which we urge you to read carefully.

The Independent Board Committee, after taking into account, among other things, the advice of the Independent Financial Adviser, concurs with the views of the Independent Financial Adviser and considers that the terms of and the Renewed Annual Caps for each of the Continuing Connected Transactions and the Revised 2015 Annual Cap are on normal commercial terms or better and in the ordinary and usual course of business of the Group, are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and the Shareholders as a whole.

Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the renewal of each of the Continuing Connected Transactions and the transactions contemplated thereunder as well as the Revised 2015 Annual Cap, as detailed in the notice of the EGM set out at the end of the Circular.

Yours faithfully,
Tse Hau Yin, Aloysius Cha May Lung, Laura Xu Erming Wang Hsuehming
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of a letter dated 9 October 2015 from ABCI Capital Limited prepared for the purpose of inclusion in this circular, setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Revised 2015 Annual Cap for the Engineering Framework Agreement, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto.

9 October 2015

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

AND

REVISION OF 2015 ANNUAL CAP

INTRODUCTION

We refer to our engagement as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Revised 2015 Annual Cap for the Engineering Framework Agreement for the year ending 31 December 2015, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for the three years ending 31 December 2016, 2017 and 2018, the transactions contemplated thereunder (the “Continuing Connected Transactions”), and the Renewed Annual Caps applicable thereto, details of which are set out in the Letter from the Board (the “Board Letter”) contained in the circular of the Company dated 9 October 2015 (the “Circular”) of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

On 23 September 2015, the Board announced that the Company and China Telecommunications Corporation have entered into supplemental agreements on 23 September 2015 and renewed the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018, subject to the requisite approval of the Independent Shareholders being obtained. The pricing terms of the Agreements were elaborated or amended with a view to complying with the guidance letter on pricing policies for continuing connected transactions and their disclosure published by the Stock Exchange in March 2014 (HKEx-GL73-14) and aligning with the transactions contemplated under the Agreements. The Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2015 under their current terms. In addition, the Company has decided to increase the Annual Cap for the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015 from RMB16,000 million (equivalent to approximately HKD19,460 million) to RMB20,000 million (equivalent to approximately HKD24,325 million). All terms and conditions of the Engineering Framework Agreement shall remain unchanged and valid until 31 December 2015.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Since China Telecommunications Corporation is the Company’s controlling shareholder, holding 70.89% of the issued share capital of the Company, China Telecommunications Corporation is a connected person of the Company and the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement constitute continuing connected transactions of the Company for the purpose of Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement for each of the years ending 31 December 2016, 2017 and 2018, are expected to exceed the 5% threshold under Rule 14A.76(2) of the Listing Rules, the Continuing Connected Transactions will be subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

As certain applicable percentage ratios (other than the profits ratio) of the Revised 2015 Annual Cap which are applicable to the transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015, calculated on an annual basis, are expected to exceed the 5% threshold under Rule 14A.76(2) of the Listing Rules, the Revised 2015 Annual Cap is subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

The Company will convene the EGM for the Independent Shareholders to consider and, if thought fit, to approve, among other things, the Revised 2015 Annual Cap, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. Pursuant to Rule 14A.36 of the Listing Rules, any shareholder with a material interest in the continuing connected transactions of a listed issuer is required to abstain from voting on the relevant resolutions at the EGM. Accordingly, China Telecommunications Corporation and its associates are required to abstain from voting on the resolutions at the EGM.

An Independent Board Committee comprising all of the independent non-executive Directors of the Company, namely Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming, has been formed to advise the Independent Shareholders in respect of, among other things, the Revised 2015 Annual Cap, the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement, and the Renewed Annual Caps applicable thereto. We, ABCI Capital Limited (“ABCI”), have been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders as to whether (i) the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement have been entered into on normal commercial terms or better, in the ordinary and usual course of business of the Group, and the terms of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole; and (ii) the Renewed Annual Caps and the Revised 2015 Annual Cap are reasonably determined, fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We are independent from, and not connected with, the Company or any of its substantial shareholders, directors, chief executive, or any of their respective associates, and have sufficient expertise and resources to give an opinion on the transactions. As at the Latest Practicable Date, we did not have any relationship with or interest in the Company or any other parties that could reasonably be regarded as relevant to our independence. Apart from normal professional fees in connection with this appointment as the Independent Financial Adviser, no other arrangements exist whereby we had received or will receive any fees or benefits from the Company or any other parties that could reasonably be regarded as relevant to our independence. We have not acted as the independent financial adviser to the Company’s other transactions in the last two years.

BASIS OF OUR OPINION

In formulating our advice and recommendations, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Company, its Directors and its management to us. We have assumed that all statements of belief and intention made by the Directors and the management of the Company were made after due enquiry. We have also assumed that all information, representations and opinions made were true, accurate and complete at the time when they were made and remained true, accurate and complete at the date of the Circular and will remain so up to the time of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, its Directors and its management, and we have been advised by the Directors and the management of the Company that no material facts have been omitted from the information provided.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information provided to us by the Company, its Directors and its management and to provide a reasonable basis for our recommendation. We have not, however, conducted in-depth investigation into the business affairs, financial position or future prospects of the Company and China Telecommunications Corporation and their respective associates, nor carried out independent verification on the information supplied, representations made or opinions expressed by the Company, its Directors and its management. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. We have no obligation to update, revise or reaffirm this opinion to take into account of subsequent developments (including any material change in market and economic conditions) after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have considered the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analysis in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

A.	Information of the Company and China Telecommunications Corporation

China Telecommunications Corporation is a state-owned enterprise established under the laws of the PRC on 17 May 2000. As at the Latest Practicable Date, China Telecommunications Corporation held 70.89% of the issued share capital of the Company and is the controlling shareholder of the Company. Its principal business is the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialised telecommunications support services and other businesses.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Company was incorporated in the PRC on 10 September 2002. The Group offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, telecommunication network resource services and lease of network equipment, value-added services, integrated information application services and other related services in the PRC. The Group also provides international telecommunications services, including lease of network equipment, international Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, Europe, Africa, South America and North America regions.

Set out below is the consolidated financial information of the Group for each of the three years ended 31 December 2012, 2013 and 2014 and the six months ended 30 June 2014 and 2015, as extracted from the 2013 and 2014 annual reports and the 2015 interim report issued by the Company, respectively:

				For the six months
	For the year ended 31 December			ended 30 June
	(Audited)			(Unaudited)
(RMB millions)	2012	2013	2014	2014	2015

Operating revenues	283,176	321,584	324,394	165,973	164,953
Operating profit	21,208	27,468	28,508	17,762	17,154
Profit before taxation	19,817	23,088	23,257	15,035	14,544
Profit attributable to equity holders of the Company	14,949	17,545	17,680	11,436	10,980
EBITDA	70,874	96,551	94,853	50,538	50,739

	As at 31 December			As at 30 June
		(Audited)		(Unaudited)
	2012	2013	2014	2014	2015

Total assets	545,291	543,239	561,274	542,497	572,955
Total liabilities	279,191	264,575	271,166	258,564	277,164
Total equity attributable to equity holders of the Company	265,139	277,741	289,183	282,972	294,804

B.	Background of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

The Company and China Telecommunications Corporation entered into the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement on 30 August 2006, and renewed the continuing connected transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement by way of entering into of supplemental agreements on 27 July 2008, 25 August 2010, and serving a written notice on 22 August 2012, respectively. Under the current terms, the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement will expire on 31 December 2015. On 23 September 2015, the Company and China Telecommunications Corporation entered into a supplemental agreement and renewed the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement on the same terms (except the pricing terms) for a further term of three years expiring on 31 December 2018.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pursuant to the Engineering Framework Agreement as amended by the supplemental agreement dated 23 September 2015, China Telecommunications Corporation and/or its associates through bids provide the Group with services such as construction, design, equipment installation and testing and/or engineering project supervision services.

Pursuant to the Ancillary Telecommunications Services Framework Agreement as amended by the supplemental agreement dated 23 September 2015, China Telecommunications Corporation and/or its associates provide the Group with repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services.

C.	Reasons for and Benefits of the Renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement

The Group has established long-term cooperative relationship with China Telecommunications Corporation and its associates in terms of mutual provision of ongoing telecommunications and other services through entering into various agreements including, among others, the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement.

As mentioned in the Board Letter, the historical unique relationship and long-term cooperation between China Telecommunications Corporation and/or its associates and the Group has enabled China Telecommunications Corporation and/or its associates to gain a comprehensive and deep understanding of the Group’s network features and general business needs. Compared to Independent Third Parties, China Telecommunications Corporation and/or its associates can more aptly ensure to provide high quality service is provided at a competitive price, thus lowering service costs. Due to a long-standing and cooperative relationship in the past, China Telecommunications Corporation and/or its associates are more capable of meeting the needs of the Group and to provide responsive support services in a speedy and stable manner, thereby achieving effective business cooperation and synergies. China Telecommunications Corporation and/or its associates have for a long time set up specialised teams dedicated to serving the Group, and made proactive initiatives and technical preparations customised for the development of the Group, with a view to providing the Group with more systematic and efficient services.

Having considered (i) the well-established historical cooperative business relationship between the Group and China Telecommunications Corporation and/or its associates enabling the Group to obtain the relevant services in a more stable, responsive and efficient way; and (ii) the nature of the Continuing Connected Transactions is consistent with the principal businesses of each of the Group and China Telecommunications Corporation and/or its associates, we concur with the views of the Directors that the renewal of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement is in the ordinary and usual course of business of the Group and is in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

D.	Principal Terms of the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement as Amended by the Relevant Supplemental Agreements

I.	Engineering Framework Agreement

a.	Terms

The Company renewed the Engineering Framework Agreement on the same terms (except for the pricing terms) for a period of three years commencing on 1 January 2016 and expiring on 31 December 2018. In addition, the pricing terms of the Engineering Framework Agreement were further elaborated in the Engineering Framework Agreement (as amended by the supplemental agreement dated 23 September 2015), details of which are discussed in the following section headed “Pricing Policy”.

b.	Scope

The transactions contemplated under the Engineering Framework Agreement include construction, design, equipment installation and testing and/or engineering project supervision services.

c.	Pricing Policy

The service charges payable by the Company for the transactions contemplated under the Engineering Framework Agreement are determined on the following basis:

(i)	with reference to the market rates, which shall mean the rates at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant market rates, to the extent practicable, management of the Company shall take into account the rates of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference; and

(ii)	the charges payable for the design or supervision of engineering projects with a value of over RMB500,000 (equivalent to approximately HK$608,125) or engineering construction projects with a value of over RMB2 million (equivalent to approximately HK$2,432,498) shall be the tender award price. The tender award price is determined in accordance with the relevant tender procedure of the Group and the relevant laws and regulations in the PRC, including the Bidding Law of the PRC and the Regulations on the Implementation of the Bidding Law of the PRC. The Group shall solicit at least three tenderers for the tender process.

Pursuant to the Engineering Framework Agreement as amended by the supplemental agreement dated 23 September 2015, the Group does not accord any priority to China Telecommunications Corporation and/or its associates to provide such services, and the tender may be awarded to an Independent Third Party. However, if the terms of an offer from China Telecommunications Corporation and/or its associates are at least as favorable as those offered by other tenderers, the Group may award the tender to China Telecommunications Corporation and/or its associates.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To assess the fairness and reasonableness of the pricing policy of the transactions contemplated under the Engineering Framework Agreement, we have randomly selected 4 sample copies of contracts entered into between the Group and China Telecommunications Corporation and/or its associates during the period from 1 January 2013 to 30 September 2015 with respect to the transactions contemplated under the Engineering Framework Agreement. In particular, we have reviewed the following:

(i)	public tendering invitation announcements published by the Company on the ;

(ii)	quotations of the bidders (above three) in relation to the above public tendering;

(iii)	the evaluation results and rankings of the bidders and the tender price;

(iv)	the agreements entered into between the Group and the selected bidders; and

(v)	the Group’s internal document governing the Group’s public bidding policy and procedures.

Based on our review of the above sample documents, we noted that the Company’s tendering process complies with pricing policy of the Engineering Framework Agreement, the Group’s internal policies, the Bidding Law of the PRC and the Regulations on the Implementation of the Bidding Law of the PRC and that the tender award prices entered with China Telecommunications Corporation and/or its associates are no less favourable than those offered by Independent Third Parties. Hence, we consider that the pricing mechanism under the Engineering Framework Agreement and its terms are fair and reasonable.

II.	Ancillary Telecommunications Services Framework Agreement

a.	Terms

The Company renewed the Ancillary Telecommunications Services Framework Agreement on the same terms (except for the pricing terms) for a period of three years commencing on 1 January 2016 and expiring on 31 December 2018. In addition, the pricing terms of the Ancillary Telecommunications Services Framework Agreement were further elaborated in the Ancillary Telecommunications Services Framework Agreement (as amended by the supplemental agreement dated 23 September 2015), details of which are discussed in the following section headed “Pricing Policy”.

b.	Scope

The transactions contemplated under the Ancillary Telecommunications Services Framework Agreement are mainly repair and maintenance services, including repair of telecommunications equipment, maintenance of fire equipment and telephone booths, as well as other customer services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

c.	Pricing Policy

The service charges payable by the Company for the transactions contemplated under the Ancillary Telecommunications Services Framework Agreement as amended by the supplemental agreement dated 23 September 2015 are determined on the following basis:

(i)	with reference to market prices at which the same or similar type of products or services are provided by Independent Third Parties in the ordinary course of business and under normal commercial terms. When determining the relevant mark et prices, to the extent practicable, management of the Company shall take into account the prices of at least two similar and comparable transactions entered into with or carried out by Independent Third Parties in the ordinary course of business in the corresponding period for reference;

(ii)	where there is no or it is not possible to determine the market prices, the prices are to be agreed between the parties based on the reasonable costs incurred in providing the services plus the amount of the relevant taxes and reasonable profit margin. For this purpose, reasonable profit margin is to be fairly determined by negotiations between the parties in accordance with the internal policies of the Group. When determining the relevant reasonable profit margin, to the extent practicable, management of the Company shall take into account the profit margin of at least two similar and comparable transactions entered into with Independent Third Parties in the corresponding period or the relevant industry profit margin for reference;

To assess the fairness and reasonableness of the pricing policy of the transactions contemplated under the Ancillary Telecommunications Services Framework Agreement, we have randomly selected 4 sample copies of contracts entered into between the Group and China Telecommunications Corporation and/or its associates during the period from 1 January 2013 to 30 September 2015 with respect to the transactions contemplated under the Ancillary Telecommunications Services Framework Agreement. Based on our review of the sample contracts, we noted the following:

(i)	regarding the ancillary telecommunications services based on market-oriented prices, the Group obtained the quotations of the similar services from other Independent Third Party and that the terms and conditions, including the service charges, offered by China Telecommunications Corporation and/or its associates are no less favourable than those offered by the Independent Third Parties;

(ii)	regarding the ancillary telecommunications services based on the contractual prices, the level of service fee charged by China Telecommunication Corporation and/or its associates is comparable with similar transactions entered into between the Group and Independent Third Parties. We noted that the Company had implemented the said pricing policy above.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having taken into account the pricing mechanism as stated above and the nature of certain transactions contemplated under the Ancillary Telecommunications Services Framework Agreement, we consider that the pricing mechanism under the Ancillary Telecommunications Services Framework Agreement and its terms are fair and reasonable.

E.	Revision of the 2015 Annual Cap for the Engineering Framework Agreement and Renewed Annual Caps of the Continuing Connected Transactions

The table below shows (i) the historical transaction amounts for the two years ended 31 December 2013 and 2014, and for the six months ended 30 June 2015; (ii) the existing annual caps for the year ending 31 December 2015; (iii) the Revised 2015 Annual Cap for the year ending 31 December 2015 for the Engineering Framework Agreement; and (iv) the Renewed Annual Caps for each of the three years ending 31 December 2016, 2017 and 2018 for the Engineering Framework Agreement and Ancillary Telecommunications Services Framework Agreement.

			Historical		Revised 2015	Renewed	Renewed	Renewed
	Historical	Historical	amount for the	Annual Caps	Annual Cap	Annual Caps	Annual Caps	Annual Caps
	amount for the	amount for the	period from	for the year	for the year	for the year	for the year	for the year
	year ended	year ended	1 January to	ending	ending	ending	ending	ending
Agreements	31 December 2013	31 December 2014	30 June 2015	31 December 2015	31 December 2015	31 December 2016	31 December 2017	31 December 2018

Engineering Framework Agreement	RMB14,543 million (equivalent to HKD17,688 million)	RMB15,478 million (equivalent to HKD18,825 million)	RMB7,830 million (equivalent to HKD9,523 million)	RMB16,000 million (equivalent to HKD19,460 million)	RMB20,000 million (equivalent to HKD24,325 million)	RMB20,000 million (equivalent to HKD24,325 million)	RMB19,500 million (equivalent to HKD23,717 million)	RMB19,500 million (equivalent to HKD23,717 million)

Ancillary Telecommunications Services Framework Agreement	RMB11,208 million (equivalent to HKD13,632 million)	RMB11,549 million (equivalent to HKD14,046 million)	RMB5,556 million (equivalent to HKD6,757 million)	RMB16,000 million (equivalent to HKD19,460 million)	Not applicable	RMB16,000 million (equivalent to HKD19,460 million)	RMB16,500 million (equivalent to HKD20,068 million)	RMB17,000 million (equivalent to HKD20,676 million)

I.	Revised 2015 Annual Cap for the Engineering Framework Agreement

For the two years ended 31 December 2013 and 2014, the Annual Caps for the transactions contemplated under the Engineering Framework Agreement were RMB16,000 million and RMB16,000 million, respectively (equivalent to approximately HKD19,460 million and HKD19,460 million, respectively). For the year ending 31 December 2015, the Annual Cap for the transactions contemplated under the Engineering Framework Agreement was set at RMB16,000 million (equivalent to approximately HKD19,460 million).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

It is noted that the Revised 2015 Annual Cap will be increased from RMB16,000 million to RMB20,000 million (equivalent to approximately HKD24,325 million), representing an increase of approximately 25% as compared to the existing Annual Cap for the year ending 31 December 2015 for the Engineering Framework Agreement. All terms and conditions of the Engineering Framework Agreement shall remain unchanged and valid until 31 December 2015. As stated in the Board Letter, the increase in the Annual Cap for the year ending 31 December 2015 is mainly attributable to (i) the increase in capital expenditure of the Group leading to an expected accompanying growth in engineering projects; (ii) the optimisation of the investment structure of the Group leading to rapid development of the 4G and wireline broadband network and substantially increases the investment on the 4G and wireline broadband network engineering projects; and (iii) inflation and the increase in labour costs, which have driven an increase in the overall costs of the construction, design and engineering project supervision services provided under the Engineering Framework Agreement. When determining the above Revised 2015 Annual Cap, the Board has considered: (i) the historical amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement for the year of 2014 and for the period from 1 January 2015 to 30 June 2015; (ii) the existing business scale and operations of the Company together with the latest business plans for the year ending 31 December 2015; and (iii) the expected solid development of its services.

To assess the fairness and reasonableness of the Revised 2015 Annual Cap, we have considered the following:

(i)	for the year ended 31 December 2014, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement was approximately RMB15,478 million (equivalent to approximately HKD18,825 million), representing a utilisation rate of approximately 96.7% of the 2014 Annual Cap. From 1 January 2015 to 30 June 2015, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement was approximately RMB7,830 million (equivalent to approximately HKD9,523 million), representing a utilisation rate of approximately 48.9% of the existing 2015 Annual Cap. From 1 January 2015 to 30 June 2015, the amount paid by the Group to China Telecommunications Corporation and/or its associates under the Engineering Framework Agreement did not exceed the pre-determined Annual Cap. We have discussed with the management of the Company that the utilisation rate of the existing 2015 Annual Cap for the six months ended 30 June 2015 is higher than that for the corresponding period in 2014, and the transaction amount for the full year of 2015 is expected to exceed the existing 2015 Annual Cap;

(ii)	as advised by the management of the Company, for the first half of 2015, the Group has focused on its key businesses and emerging businesses, including, among others, the 4G services, the broadband services, and the innovative data traffic products, to accelerate the scale development which require more capital expenditure. We have reviewed the Company’s 2014 interim report, 2014 annual report and 2015 interim report and noted that the capital expenditure of the Group for the six months period ended 30 June 2014, year ended 31 December 2014 and six months period ended 30 June 2015 amounted to approximately RMB23.1 billion, RMB76.9 billion, and RMB36.7 billion, respectively. The capital expenditure for the first half of 2015 is 59.1% higher than the corresponding period of 2014, and is 31.8% lower than the second half of 2014. As advised by the management of the Company, more engineering and construction projects are usually implemented in the second half of the financial year and therefore it is estimated that the capital expenditure in the second half of 2015 will be higher than the first half of 2015. Furthermore, we have reviewed the capital budget of the Group for 2015 which supports the increase in the Annual Cap. Given the growth in capital expenditure of the Group, the expenditure on engineering projects is expected to rise accordingly;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	we note from the Company’s announcement dated 27 February 2015 that the Ministry of Industry and Information Technology of the PRC had granted China Telecom the permit to operate the LTE/4G digital cellular mobile service (LTE FDD). As advised by the management of the Company, the Company will leverage the competitive edge of the hybrid network and flexibly deploy the LTE network and to collaborate the use of different spectrum resources to meet customers’ demand. As disclosed in its 2015 interim report, the number of 4G terminal users as at 30 June 2015 reached approximately 29 million, with a net addition of approximately 22 million from the end of 2014; the number of wireline broadband subscribers as at 30 June 2015 reached 110 million, representing a net addition of 2.61 million from the end of 2014. As advised by the management of the Company, in the second half of 2015, the Group will maintain the expansion trend and increase the investment in its 4G and broadband services and construction, to grasp the market share. Given the complexities and high technical standards involved in the construction of the 4G and broadband network, the management of the Company expected that the Group will have significant growth in the demand for construction, design and engineering project supervision services; and

(iv)	as stated in the Board Letter, inflation and the increase in labour costs will drive an increase in the overall costs of the construction, design and engineering project supervision services provided under the Engineering Framework Agreement.

II.	Renewed Annual Caps of the Continuing Connected Transactions

As discussed with the management of the Company, the Renewed Annual Caps for the transactions contemplated under the Engineering Framework Agreement and Ancillary Telecommunications Services Framework Agreement are determined with reference to the nature of the transactions contemplated under the respective Agreements, the existing scale and operations of the Company’s business, the business plan of the Company and the estimated inflation for the three years ending 31 December 2016, 2017 and 2018. The consideration under each of the Agreements will be satisfied in cash and no payment will be made on a deferred basis.

a.	Engineering Framework Agreement

For the two years ended 31 December 2013 and 2014, and the six months ended 30 June 2015, the historical transaction amounts of the transactions contemplated under the Engineering Framework Agreement are RMB14,543 million, RMB15,478 million, and RMB7,830 million, representing 90.89%, 96.74%, and 48.9% utilisation of the existing Annual Caps, respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We noted that the Renewed Annual Caps for the Engineering Framework Agreement for the years ending 31 December 2016, 2017 and 2018 (which are RMB20,000 million, RMB19,500 million and RMB19,500 million, respectively) represent a decrease of approximately 0%, 2.5% and 2.5%, respectively when compared to the Revised 2015 Annual Cap for the year ending 31 December 2015. The Company’s engineering design and construction services is closely correlated to the scale of the capital expenditure and investment structure of the Company. The plateau trend of the Renewed Annual Caps for the next three years is based on the Company’s anticipation that the overall capital expenditure of the Company will remain stable and will gradually decline over the two to three years ending 31 December 2018.

b.	Ancillary Telecommunications Services Framework Agreement

For the two years ended 31 December 2013 and 2014, and the six months ended 30 June 2015, the historical transaction amounts of the transactions contemplated under the Ancillary Telecommunications Services Framework Agreement are RMB11,208 million, RMB11,549 million, and RMB5,556 million, representing 70.05%, 72.18%, and 34.7% utilisation of the existing annual caps, respectively.

We noted that the Renewed Annual Caps for the Ancillary Telecommunications Services Framework Agreement for the years ending 31 December 2016, 2017 and 2018 (which are RMB16,000 million, RMB16,500 million and RMB17,000 million, respectively) represent a stable increase of approximately 0%, 3.1% and 6.3%, respectively when compared to the Annual Caps for the year ending 31 December 2015.

As discussed with the management of the Company, the Company’s ancillary telecommunications services is closely related to the Company’s network expansion plan. The increasing trend in the Rene wed Annual Caps for the Ancillary Telecommunications Services Framework Agreement over the next three years is based on the anticipated gradual increase in ancillary telecommunications services, particularly channel services, network repair and maintenance services and equipment installation services as a result of the expansion of the scale of the Company’s operations along with the further expansion of the Company’s network scale.

To arrive at our view on the Annual Caps for the Engineering Framework Agreement and Ancillary Telecommunications Services Framework Agreement for the three years ending 31 December 2016, 2017 and 2018, we have performed the following work:

(i)	reviewed the audited historical amount for the years ended 31 December 2013 and 2014, and the unaudited historical amount for the six months ended 30 June 2015, as well as the Annual Caps for the years ended 31 December 2013, 2014 and 2015 in relation to the transactions contemplated under the Engineering Frame work Agreement and the Ancillary Telecommunications Services Framework Agreement to understand the historical growth trend;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(ii)	reviewed the calculation and assumptions adopted in estimating the Revised 2015 Annual Cap for the year ending 31 December 2015 and the Renewed Annual Caps in relation to the transactions contemplated under the Engineering Framework Agreement for the three years ending 31 December 2018 prepared by the Company; and

(iii)	reviewed the forecasted capital expenditure to be incurred on the development of the 4G and wireline broadband network, channel services, network repair and maintenance services and other equipment services of the Group.

Based on the foregoing, we are of the view that the Revised 2015 Annual Cap for the Engineering Framework Agreement and the Renewed Annual Caps for each of the years ending 31 December 2016, 2017 and 2018 in relation to the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement reflect the normal business growth of the Company and are fair and reasonable.

F.	Annual Review on the Continuing Connected Transactions

As discussed with the management of the Company, the Company will comply with the annual review requirements of the Listing Rules, in particular:

(a)	the independent non-executive Directors must review the Continuing Connected Transactions every year and confirm in the annual report whether the transactions have been entered into:

(i)	in ordinary and usual course of business of the Group;

(ii)	on normal commercial terms or better; and

(iii)	according to the agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

(b)	the Company must engage its auditors to report on the Continuing Connected Transactions every year. The auditors of the Company must provide a letter to the Board confirming whether anything has come to their attention that causes them to believe that the Continuing Connected Transactions:

(i)	have not been approved by the Board;

(ii)	were not, in all material respects, in accordance with the pricing policies of the Group;

(iii)	were not entered into, in all material respects, in accordance with the relevant agreement governing the Continuing Connected Transactions; and

(iv)	have exceeded the annual caps.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(c)	the Company must provide a copy of the auditors’ letter to the Stock Exchange at least 10 business days before the bulk printing of its annual report;

(d)	the Company must allow, and ensure that the relevant counterparties to the Continuing Connected Transactions allow, the auditors sufficient access to their records for the purpose of reporting on the Continuing Connected Transactions; and

(e)	the Company must promptly notify the Stock Exchange and publish an announcement if the independent non-executive Directors and/or the auditors cannot confirm the matters as required. The Stock Exchange may require the Company to re-comply with the announcement and shareholders’ approval requirements and may impose additional conditions.

In light of the above, we are of the view that appropriate measures will be in place to govern the conduct of the Continuing Connected Transactions and assist in safeguarding the interests of the Independent Shareholders.

RECOMMENDATIONS

Having taken into account the above principal reasons and factors, we consider that: the terms of the Continuing Connected Transactions, the Revised 2015 Annual Cap and the Renewed Annual Caps are fair and reasonable and that the transactions contemplated under the Engineering Framework Agreement and the Ancillary Telecommunications Services Framework Agreement are entered into in the ordinary and usual course of business of the Group, on normal commercial terms or better and in the interests of the Company and the Shareholders as a whole.

Therefore, we advise the Independent Board Committee to recommend the Independent Shareholders to and also recommend the Independent Shareholders vote in favor of the relevant resolutions to approve the Revised 2015 Annual Cap, the renewal of the Continuing Connected Transactions and the Renewed Annual Caps applicable thereto at the EGM.

Yours faithfully, For and on behalf of ABCI Capital Limited Steve Wong Managing Director

Note:	Mr. Steve Wong is a licensed person registered with the Securities and Futures Commission and a responsible officer of ABCI Capital Limited to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO. Mr. Steve Wong has over 18 years of experience in the corporate finance industry, and has participated in the provision of independent financial advisory services for various connected transactions involving companies listed in Hong Kong.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DIRECTORS’ AND SUPERVISORS’ INTERESTS IN CONTRACTS AND ASSETS

(i)	Mr. Yang Jie (the president and chief operating officer), a Director of the Company, also serves as a director of China Telecommunications Corporation.

(ii)	Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group, apart from their service contracts.

(iii)	Save as disclosed above, as at the Latest Practicable Date, none of the Directors or Supervisors had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

3.	DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, none of the Directors or Supervisors had any interests or short positions in the shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning in Part XV of the SFO) which are (1) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of SFO), (2) required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or (3) required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

As at the Latest Practicable Date, save that Mr. Yang Jie, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen were directors/employees of China Telecommunications Corporation, none of the Directors or Supervisors was a director or employee of a company which has any interests or short positions in the shares and underlying shares of equity derivatives of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

4.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had entered into any service contract with the Company or any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

5.	COMPETING INTEREST

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors and his/her respective associate(s) was interested in any business apart from the Group’s business, which competes or is likely to compete, either directly or indirectly, with the Group’s business.

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2014, being the date to which the latest published audited consolidated financial statements of the Group were made up.

7.	QUALIFICATIONS AND CONSENTS

The following are the qualifications of the experts who have been named in this circular or given their opinions or advice contained or referred to in this circular:

Name	Qualifications

ABCI	Licensed corporation under the SFO to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities

ABCI issued a letter dated 9 October 2015, for the purpose of incorporation in this circular, in connection with their advice to the Independent Board Committee and the Independent Shareholders.

As at the Latest Practicable Date, ABCI has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter, statements and/or references to its name in the form and context in which it appears. Such letter and statements from and/or references of ABCI are given as at the date of this circular for incorporation herein.

As at the Latest Practicable Date, ABCI was not beneficially interested in the share capital of any member of the Group or did not have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group and did not have any interest, either directly or indirectly, in any assets which have been, since the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

APPENDIX	GENERAL INFORMATION

8.	MATERIAL LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation or claims of material importance and no litigation or claims of material importance was known to the Directors to be pending or threatened against any member of the Group.

9.	MATERIAL CONTRACTS

Save for the Promoters’ Agreement for China Communications Facilities Services Corporation Limited entered into between the Company, China United Network Communications Corporation Limited and China Mobile Communication Company Limited on 11 July 2014, no material contract (not being contracts entered into in the ordinary course of business carried out by the Group) has been entered into by any member of the Group within the two years immediately preceding the date of this circular.

10.	MISCELLANEOUS

(i)	The Company Secretary is Mr. Yung Shun Loy, Jacky (FCPA, FCCA, CPA (Aust)).

(ii)	The registered office and head office of the Company is 31 Jinrong Street, Xicheng District, Beijing 100033, PRC.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Central, Hong Kong during normal business hours on any Business Day from the date of this circular until 27 November 2015:

(i)	the written consent letter referred to in paragraph 7 of this Appendix to this circular;

(ii)	the Engineering Framework Agreement;

(iii)	the Ancillary Telecommunications Services Framework Agreement;

(iv)	the letter from the Independent Board Committee containing its recommendations to the Independent Shareholders;

(v)	the letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders; and

(vi)	this circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Telecom Corporation Limited (the “Company”) will be held at 10 a.m. on 27 November 2015 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1.	THAT the continuing connected transactions contemplated under the Engineering Framework Agreement (as amended by its supplemental agreements), a copy of which has been initialled by the Chairman and for the purpose of identification marked “A”, together with the Renewed Annual Caps be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

2.	THAT the continuing connected transactions contemplated under the Ancillary Telecommunications Services Framework Agreement (as amended by its supplemental agreements), a copy of which has been initialled by the Chairman and for the purpose of identification marked “B”, together with the Renewed Annual Caps be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

3.	THAT the revised Annual Cap for the continuing connected transactions contemplated under the Engineering Framework Agreement for the year ending 31 December 2015 be and are hereby generally and unconditionally approved and any Director of the Company is hereby authorised to do all such further acts and things and execute such further documents and take all such steps which in their opinion as may be necessary, desirable or expedient to implement and/or give effect to the terms of such continuing connected transactions.

By Order of the Board China Telecom Corporation Limited Yung Shun Loy, Jacky Company Secretary

Beijing, PRC

9 October 2015

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notes:

1.	Details of resolutions above are set out in the circular dated 9 October 2015 of the Company.

2.	The H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the extraordinary general meeting, from 28 October 2015 to 27 November 2015 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the extraordinary general meeting, all share transfers, accompanied by the relevant share certificates, must be lodged by H Share Holders for registration with Computershare Hong Kong Investor Services Limited at shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on 27 October 2015. H Share Holders who are registered with Computershare Hong Kong Investor Services Limited on 27 November 2015 are entitled to attend the extraordinary general meeting.

3.	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should read through the circular dated 9 October 2015.

4.	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the General Affairs Office of the Company for holders of domestic shares and to Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. The General Affairs Office of the Company is located at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC. (Telephone: (8610) 6642 8166). Computershare Hong Kong Investor Services Limited is located at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

5.	Shareholders intending to attend the extraordinary general meeting shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) and to Computershare Hong Kong Investor Services Limited (for holders of H shares) on or before 6 November 2015.

6.	Shareholders attending the extraordinary general meeting in person or by proxy shall present their proof of identity. If the attending shareholder is a corporation, its legal representative or person authorised by the board of directors or other decision making authority shall present a copy of the relevant resolution of the board of directors or other decision making authority in order to attend the extraordinary general meeting.

7.	All resolutions proposed at the extraordinary general meeting will be voted by poll.

8.	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transport and accommodation expenses.

As at the date of this notice, the Board consists of Mr. Yang Jie as the president and chief operating officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director, and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.